

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3561

November 17, 2017

<u>Via E-mail</u>
Charl Keyter
Chief Financial Officer
Sibanye Gold Limited
Libanon Business Park
1 Hospital Street
Libanon, Westonaria, 1780
South Africa

>   **Re: Sibanye Gold Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2016**
>   **Filed April 7, 2017**
>   **File No. 001-35785**

Dear Mr. Keyter:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Joel Parker

Joel Parker
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining